Suite 900, 607 14th Street, NW

Washington, DC 20005-2018

t 202 508 5800 f 202 508 5858

January 28, 2014	direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatricktownsend.com

VIA E-Mail and EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sugar Creek Financial Corp.
Registration Statement on Form S-1
Filed December 6, 2013
File No. 333-192700

Dear Mr. Windsor:

On behalf of Sugar Creek Financial Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-1 filed with the Commission on December 6, 2013 (as amended, the “Registration Statement”) contained in your letter dated January 2, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on December 6, 2013.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

Comment No. 1:

Please revise the alternative prospectuses to make corresponding changes, as appropriate, for staff comments on this offering statement.

ATLANTA AUGUSTA CHARLOTTE DENVER LOS ANGELES NEW YORK RALEIGH SAN DIEGO SAN FRANCISCO

SEATTLE SHANGHAI SILICON VALLEY STOCKHOLM TOKYO WALNUT CREEK WASHINGTON WINSTON-SALEM

Mr. Christian Windsor

January 28, 2014

Response to Comment No. 1:

As appropriate, all corresponding changes have been made to the alternative prospectuses.

Summary

How We Determined the Offering Range and Exchange Ratio, page 4

Comment No. 2:

Please expand the disclosure at the bottom of page 5 on the valuation adjustments to briefly expand the details on the specific reasons for the downward adjustments. Expand the corresponding section on page 77.

Response to Comment No. 2:

The requested revisions have been made. See pages 5 and 86.

Risk Factors, page 14

Comment No. 3:

Please add a risk factor that discusses the increase in capital that you will experience as a result of the offering and the expected impact on your return on equity. Revise this section and your Management’s Discussion and Analysis to discuss management’s expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

Response to Comment No. 3:

The requested revisions have been made. See pages 19, 20 and 67.

Adverse conditions in the local economy or real estate market …, page 14

Comment No. 4:

Revise this section to discuss the impact of the sequester and the recent government shutdown, if any, including any increase in requests for forbearance or any uptick in delinquencies.

Mr. Christian Windsor

January 28, 2014

Response to Comment No. 4:

As discussed with SEC Staff, the sequester and government shutdown did not negatively impact the Company’s operations, as there was no increase in requests for forbearance and there was no increase in the level of delinquencies.

Our non-owner occupied real estate loans may expose us to increased credit risk, page 15

Comment No. 5:

Revise this risk factor to identify your current loan to one borrower limit as well as the expected increase in the limit as a result of this offering.

Response to Comment No. 5:

The requested revisions have been made. See page 15.

If our foreclosed real estate is not properly valued…, page 15

Comment No. 6:

Revise this section to identify the amount of OREO that you hold as of the end of the last fiscal year and stub period.

Response to Comment No. 6:

The requested revisions have been made. See page 15.

Use of Proceeds, page 24

Comment No. 7:

We note the non-specific use of proceeds disclosure, if the expected use of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

Response to Comment No. 7:

The comment is acknowledged. The Company does not expect the use of proceeds will change.

Mr. Christian Windsor

January 28, 2014

Our Business, page 34

Market Area, page 34

Comment No. 8:

On page 2 of the Summary, management indicates that one of the key’s to its growth strategy is to continue to expand into the growing suburbs of St. Louis. Please revise this section to discuss those suburbs, including any relevant growth, income and real estate metrics. Please also discuss the extent to which your current branch network is able to serve these growing suburban areas. If the competitive pressures of your new market are different than your current market in Clinton County, please revise the following section as well.

Response to Comment No. 8:

The discussions on page 2 and page 50 have been revised to clarify that the Company intends to potentially expand its branch network only into communities in its current market area, not new market areas.

Lending Activities, page 35

Comment No. 9:

In the Summary, and in the Risk Factors, you discuss you plan to increase your lending on non-owner occupied real estate. Please discuss any changes to your underwriting and asset quality procedures that you have implemented or contemplate implementing as part of your growth strategy.

Response to Comment No. 9:

A discussion of underwriting and asset quality procedures is set forth under “Our Business—Loan Underwriting Risks—Single-Family Non-owner Occupied Residential Loans.” Cross references to this section have been added on page 2 and 15. No new procedures are contemplated.

Risk Management, page 53

Comment No. 10:

Please include a comparative discussion of the reasons for the changes in total nonaccrual loans for the periods presented. While we note you disclosed information regarding total nonaccrual loans at September 30, 2013, there is no comparative information for the other two periods presented. Please consider the need to disclose more information as to how and why the number and total amount of these loans have changed for these periods. It may be appropriate to discuss how individual loans were resolved, especially if they were paid-off or if terms were modified in a troubled debt restructuring, etc.

Mr. Christian Windsor

January 28, 2014

Response to Comment No. 10:

The requested revisions have been made. See page 62.

Procedure for Purchasing Shares in the Subscription, Community and Syndicated Community Offerings, page 86

Comment No. 11:

Please provide us with your analysis supporting your conclusion that the procedure for completing a sale for institutional investors based upon a binding commitment and a following wire transfer is consistent with your obligations under rule 10(b)-9 and Keefe Bruyette’s obligations under Rule 10b-9 and Rule 15c2-4.

Response to Comment No. 11:

The referenced statement has been eliminated.

* * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Christian Windsor

January 28, 2014

If you have any questions or further comments, please contact the undersigned at (202) 508-5881.

Very truly yours,

/s/ Sean P. Kehoe

Sean P. Kehoe

cc:	Jessica Livingston, Securities and Exchange Commission

Robert J. Stroh, Jr., Sugar Creek Financial Corp.

Kevin M. Toomey, Kilpatrick Townsend & Stockton LLP